Exhibit 99.1

FIRST PHOSPHATE CORP.

Condensed Interim Financial Statements

For the three months ended

May 31, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

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FIRST PHOSPHATE CORP.

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FIRST PHOSPHATE CORP.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of First Phosphate Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. These financial statements, along with the accompanying notes, have been reviewed and approved by the members of the Company’s audit committee

In accordance with Canadian Securities Administrators National Instruments 51-102, the Company discloses that these unaudited condensed interim financial statements have not been reviewed by the Company’s auditors.

Approved and authorized by the Board of Directors on July 9, 2024.

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

AS AT

Assets	May 31, 2024 $	February 29, 2024 $

Current Assets
Cash and cash equivalents (Note 5)	1,651,673	7,496,238
Restricted cash (Note 5)	40,000	25,000
Prepaid expenses (Note 6)	401,177	411,438
Amounts receivable	477,885	640,687
	2,570,735	8,573,363
Non-Current Assets
Investments (Note 7)	134,687	132,988
Prepaid financing expense (Note 8)	631,899	731,673
Exploration and evaluation assets (Note 9)	3,557,734	3,557,734
	4,324,320	4,422,395

Total Assets	6,895,055	12,131,097

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	528,735	2,532,332
Flow-through share premium liability (Note 10)	413,245	1,151,052
Total Liabilities	941,980	3,683,384

Shareholders’ Equity
Capital stock (Note 11)	26,737,052	26,342,634
Contributed surplus (Note 11)	5,348,914	4,917,414
Deficit	(26,132,891)	(21,947,674)
Total Shareholders’ Equity	5,953,075	9,312,374

Total Liabilities and Shareholders’ Equity	6,895,055	12,995,758

Nature of operations (Note 1)

Going concern (Note 2)

Approved and authorized by the Board of Directors on July 9, 2024

“BENNETT KURTZ”

Director

“JOHN PASSALACQUA”

Director

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited)

	For the three months ended
	May 31, 2024 $	May 31, 2023 $
Expenses
Mining exploration and metallurgy (Note 9)	3,689,198	1,009,872
Share based compensation (Note 11 and 12)	765,918	283,385
Business development	193,107	487,586
Professional fees (Note 11)	103,261	254,473
General and administrative expenses	73,522	69,106
Regulatory and compliance expenses	57,210	76,321
Consulting fees	10,000	81,690
Management fees	—	144,000
Directors’ fees	—	43,200
Total expenses	(4,892,216)	(2,449,633)

Other Income/(expenses)
Interest income	67,267	3,396
Financing expense (Note 8 and 11)	(99,774)	—
Gain on amortization of flow-through share premium liability (Note 10)	737,807	107,680
Foreign exchange gain on investments (Note 7)	1,699	—
Net loss and comprehensive loss	(4,185,217)	(2,338,557)

Loss per common share – basic and diluted	(0.06)	(0.05)

Weighted average number of common shares outstanding – basic and diluted	74,326,460	49,149,520

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended May 31, 2024 and 2023

(Expressed in Canadian Dollars)

(Unaudited)

	Common Shares
	Number of Shares	Amount $	Contributed Surplus $	Shares to be issued $	Deficit $	Total $
Balance, February 28, 2023	48,318,722	16,923,000	2,086,279	68,257	(13,655,206)	5,422,330
Units issued in private placement	—	—	—	—		2,339,152
Flow -through share premium liability	—	—	—	—	—	(186,938)
Share issuance costs	—	(141,138)	—	—	—	(141,138)
Warrants issued for finders’ fees	—	(16,338)	16,338	—	—	—
Shares issued for acquisition of exploration and evaluation assets	27,173	22,825		—	—	22,825
Shares issued on exercise of warrants	249,863	94,205	(7,816)	(68,257)	—	18,132
Shares issued for finders’ fees	42,857	30,000		—	—	30,000
Share based compensation	—	—	283,385	—	—	283,385
Net loss for the period	—	—		—	(2,338,557)	(2,338,557)
Balance, May 31, 2023	51,713,207	18,480,596	2,962,358	—	(15,993,763)	5,449,191

Balance, February 29, 2024	73,786,772	26,342,634	4,917,414	—	(21,947,674)	9,312,374
Shares issued for business development	200,000	60,000	—	—	—	60,000
Share based compensation	—	—	765,918	—	—	765,918
Shares issued upon exercise of restricted share units	880,798	334,418	(334,418)	—	—	—
Loss for the period	—	—	—	—	(4,185,217)	(4,185,217)
Balance, May 31, 2024	74,867,570	26,737,052	5,348,914	—	(26,132,891)	5,953,075

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the three months ended
	May 31, 2024 $	May 31, 2023 $
Operating Activities
Loss for the period	(4,185,217)	(2,338,557)
Non-cash expense:		—
Share based compensation	765,918	283,385
Financing fee	99,774	—
Shares issued for business development	60,000	—
Gain on amortization of flow-through share premium liability	(737,807)	(107,680)
Foreign exchange gain on investments	(1,699)	—
Changes in non-cash working capital items:		—
Amounts receivable	162,802	(73,329)
Prepaid expenses	10,261	431,351
Accounts payable and accrued liabilities	(2,003,597)	86,232
Restricted cash	(15,000)	—
Net cash used in Operating Activities	(5,844,565)	(1,718,598)

Financing Activities

Issuance of shares and warrants	—	2,339,152
Share issue costs	—	(111,138)
Issuance of shares via exercise of options and warrants	—	18,132
Net cash provided by Financing Activities	—	2,246,146
Net change in cash for the period	(5,844,565)	527,548
Cash and cash equivalents, beginning of the period	7,496,238	1,180,318
Cash and cash equivalents, end of the period	1,651,673	1,707,866
(Unaudited)
Supplemental cash flow information
Shares issued for mineral property finder’s fees	—	30,000
Recognition of flow-through liability	—	186,938
Purchase of exploration and evaluation assets by issue of shares	—	22,825
Warrants issued for broker fees	—	16,338
Shares issued upon exercise of RSUs	334,418	—

The Company paid $nil in taxes and $9,891in interest in the three months ended May 31, 2024 (2023 - $nil and $1,497).

The Company received $67,267 in interest income in the three months ended May 31, 2024 (2023 - $3,396).

The accompanying notes are an integral part of these condensed interim financial statements.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(unaudited)

1. Nature of Operations

First Phosphate Corp. (the “Company”) was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company owns and is developing igneous rock phosphate mineral properties in the Saguenay Region of Quebec for the production of phosphoric acid for the production of cathode active material (“CAM”) for use in lithium iron phosphate (“LPF”) batteries for the electric vehicle industry.

The Company’s common shares are listed under the symbol “PHOS” on the Canadian Securities Exchange, “FRSPF” on the OTC Pink Market and “KD0” on the Frankfurt Stock Exchange.

2. Going Concern

These financial statements have been prepared under IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. Accordingly, it does not give effect to any adjustments that may be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of operations and at amounts which may differ from those shown in these financial statements. Such adjustments could be material. The ability of the Company to continue as a going concern is dependent on its ability to continue to obtain equity financing and ultimately achieve profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

As of May 31, 2024, the Company had accumulated losses of $26,132,891 since its inception and expects to incur further losses in the development of its business, and had a negative cash flows from operating activities of $5,844,565 for the three months then ended. This indicates material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations. While the Company has been successful in arranging financing in the past, the success of such initiatives cannot be assured.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(unaudited)

3. Basis of Presentation

(a) Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended February 29, 2024 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements as at and for the year ended February 29, 2024. These unaudited condensed interim financial statements follow the same accounting policies and methods of application as the annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments which are measured at fair value through profit or loss. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements were authorized for issue by the Board of Directors on July 9, 2024.

(b) Functional and presentation currency

These financial statements are presented in Canadian dollars, which is also the functional currency of the Company, unless otherwise stated.

4.	Material Accounting Policy Information

In preparing the Company’s unaudited condensed interim financial statements for the three months ended May 31, 2024, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 and 4 of its financial statements for the year ended February 29, 2024.

Accounting Pronouncements Adopted in the Period

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Deferral of Effective Date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non-current based on contractual arrangements in place at the reporting date.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(unaudited)

These amendments:

- specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

- provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and

- clarify when a liability is considered settled.

On October 31, 2022, the IASB issued a deferral of the effective date for the new guidance by one period to annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively. Management has determined that the amendment does not have a material impact on its financial statements.

Recent Accounting Pronouncements

IFRS 18: Presentation and disclosure in the financial statements.

In April 2024, IASB issued IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1 Presentation of Financial Statements as the primary source of requirements in IFRS accounting standards for financial statement presentation.

This standard introduces:

-	three defined categories for income and expenses (operating, investing and financing) and requiring companies to provide new defined subtotals, including operating profit;
-	enhanced transparency of management-defined performance measures requiring companies to disclose explanations of those company-specific measures related to the statement of earnings; and
-	enhanced guidance on how companies group information in the financial statements, including guidance on whether information is included in the financial statements or is included in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted, and is to be applied retrospectively for comparative periods. The Company has not yet determined the impact of this standard on its financial statements.

5.	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents includes cash held at the bank of $351,673 (February 29, 2024 - $896,238) and investments in guaranteed investment certificates (“GIC”) of $1,300,000 (February 29, 2024 - $6,600,000) which comprises of one-year cashable term GICs of $900,000 and $400,000 with a maturity date of January 31, 2025, earning annual interest between 4.95% and 5.2% per annum.

Restricted cash is comprised of $40,000 investment in a GIC (February 29, 2024 - $25,000). The GIC is a one-year cashable term with a maturity date of April 03, 2025, earning annual interest of 4.75% per annum. The GIC is held as collateral for credit cards issued to officers of the Company.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(unaudited)

6.	Prepaid Expenses

Prepaid expenses are comprised of the following:

	May 31, 2024 $	February 29, 2024 $
Excess payments made to credit cards	716	2,973
Expenses paid in advance:
Business development	212,099	219,794
Mining exploration and metallurgy	80,000	86,195
Professional fees	50,316	22,328
General administrative expenses	26,559	40,148
Regulatory and compliance expenses	31,487	—
Consulting fees	—	40,000
Total	401,177	411,438

7.	Investments

On January 10, 2023, the Company entered into an investment and licensing option agreement (the “IPL Agreement”) with Integrals Power Limited (“IPL”) under the terms of which the Company acquired 7,386 IPL shares for £50,000 ($83,060). Under the terms of the IPL Agreement, IPL granted an option to acquire a license to use IPL technology in a facility of a production capacity of up to 1,000-tonnes of LFP CAM for a further payment of £950,000. IPL also granted the Company another option to acquire, for an additional upfront payment of £1,000,000, a license to use IPL technology in a facility of a production capacity beyond 1,000-tonnes. The Company is committed to a 1.5% royalty per kilogram of LFP CAM sold from a facility that uses IPL technology.

A continuity of investments is as follows:

$

Balance, February 28, 2023	83,060
Gain on foreign currency translation	—
Balance, May 31, 2023	83,060

Balance, February 29, 2024	132,988
Gain on foreign currency translation	1,698
Balance, May 31, 2024	134,686

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

8.	Prepaid Financing Expense

On December 29, 2023, the Company entered into a credit facility (the “Credit Facility”) with members of its management team and board of directors to establish a revolving credit facility of $2,100,000 until September 30, 2025. The Company issued 5,250,000 share purchase warrants as compensation for entering into the Credit Facility, of which 2,625,000 warrants vested immediately. The fair value of the vested warrants was estimated to be $798,188 (Note 13) and is being amortized over the term of the Credit Facility. The remaining warrants vest as advances are taken under the Credit Facility.

A continuity of the prepaid financing expense is as follows:

$
Balance, February 28, 2023	—
Additions during the period	—
Amortization for the period	—
Balance, May 31, 2023	—

Balance, February 29, 2024	731,672
Additions during the period	—
Amortization for the period	(99,773)
Balance, May 31, 2024	631,899

9.	Exploration and Evaluation Assets

The following details the changes in exploration and evaluation assets in the Saguenay Region of Quebec for the two periods ended May 31, 2024:

	Lac`a l'Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $
Balance as at February 28, 2023	3,270,709	264,200	109,325	3,644,234
Acquisition costs	—	22,825	—	22,825
Balance as at May 31, 2023	3,270,709	287,025	109,325	3,667,059

Balance as at February 29, 2024	3,270,709	287,025	—	3,557,734
Acquisition costs	—	—	—	—
Balance as at May 31, 2024	3,270,709	287,025	—	3,557,734

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The Company expenses non-acquisition exploration and evaluation expenditure to profit and loss. This is presented as mining exploration and metallurgy in the statement of loss and comprehensive loss. The following table details such expenditure:

	Lac`a l'Orignal Flagship area (a) $	Begin - Lamarche area (b) $	Bluesky area (c) $	Total $

Consulting	—	—	—	—
Survey, drilling & geophysics	459,391	116,448	—	575,839
Metallurgical testing	—	434,033	—	434,033
For the three months ended May 31, 2023	459,391	550,481	—	1,009,872

Consulting	—	9,595	—	9,595
Survey, drilling & geophysics	—	356,341	—	356,341
Metallurgical testing	—	3,323,262	—	3,323,262
For the three months ended May 31, 2024	—	3,689,198	—	3,689,198

(a)   Lac `a l'Orignal flagship area

The Lac `a l'Orignal flagship properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

(b)   Begin - Lamarche

The Begin - Lamarche properties consist of a series of staked claims and claims acquired under various option agreements. This property is in the exploration stage.

On March 10, 2023, the Company added to its Begin-Lamarche area and acquired 13 mineral claims in this area for a total consideration of $22,825 through the issuance of 27,173 common shares. The fair value of the consideration has been determined based on the fair value of the common shares on the date of issuance.

(c) Bluesky Area

The Bluesky properties consist of a series of staked claims. These properties are in the early exploration stage. All of the claims are 100% owned by the Company, are free of net smelter royalties and are in good standing.

The Bluesky properties are fully impaired as management has decided not to renew its claims as it is directing its resources to the other mineral properties. Management believes that technical feasibility and commercial viability would come demonstrably quicker for one of the other properties (Lac à l’Orignal or Bégin- Lamarche) as opposed to the Bluesky Property.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

10.	Flow-Through Share Premium Liability

	For the three months ended May 31
	2024 $	2023 $
Balance, beginning of the period	1,151,052	—
Amortization for the period	(737,807)	—
Balance, end of the period	413,245	—

As at May 31, 2024 $2,066,226 remains to be spent on qualifying expenditures (May 31, 2023 - $nil).

11.	Share Capital and Contributed Surplus

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The Company has no preferred shares outstanding.

Capital transactions are as follows:

During the three months ended May 31, 2024

(a)	On April 5, 2024, the Company issued 84,616 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

(b)	On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and LFP CAM plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada, with a fair value of $60,000.

(c)	On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $334,418 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

During the three months ended May 31, 2023

(a)	On March 1, 2023, the Company issued 184,480 common shares, on the exercise of warrants and $68,257 was reclassified from shares to be issued to capital stock. On March 9, 2023, the Company issued 53,760 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $13,440. The fair value of warrants on the grant date was computed as $7,215 and was reclassified upon exercise from contributed surplus to capital stock.

(b)	On March 10, 2023, the Company issued 27,173 common shares with a fair value of $22,825 for the purchase of 13 mineral claims in the Begin-Lamarche area (see note 11(b)).

(c)	On April 24, 2023, the Company issued 1,205,217 units at $0.70 per unit for gross proceeds of $843,652. Each unit consisted of one share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional share at a price of $1.25 until April 24, 2026. The value of share capital of $614,660 was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $228,992 were allocated to warrants. The Company paid $22,760 as brokers’ fees and issued 12,514 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the broker warrants was computed as $2,900 using the Black Scholes pricing model and recorded as share issuance costs.

(d)	On April 24, 2023, the Company issued 1,869,375 FT units at $0.80 per unit for gross proceeds of $1,495,500. Each FT unit consists of one flow-through common share and one half of one common share purchase warrant. Each whole warrant is exercisable for one additional non-flow through share at a price of $1.25 until April 24, 2026. The value of share capital of $1,140,320 (before deduction of $186,938 flow-through premium) was determined using the fair market value of the shares on the date of issuance and the residual proceeds of $355,180 were allocated to warrants. The Company paid $60,384 as brokers’ fees and issued 57,980 warrants as brokers’ warrants with an exercise price of $1.25 per share which expire on April 24, 2026. The fair value of the warrants was computed as $13,438 using Black Scholes pricing model and recorded to share issuance costs.

(e)	On April 30, 2023, the Company issued 42,857 shares as finder’s fees for the above private placements with a fair value of $21,857. Additionally, the Company incurred legal fees of $36,218 with respect to the above private placements.

(f)	On May 17, 2023, the Company issued 7,143 common shares at $0.50 per share for gross proceeds of $3,572, on the exercise of warrants. The fair value of warrants on the grant date was computed as $nil, accordingly no amount was reclassified upon exercise from contributed surplus to capital stock.

(g)	On May 30, 2023, the Company issued 4,480 common shares at $0.25 per share, on the exercise of brokers’ warrants, for total proceeds of $1,120. The fair value of warrants on the grant date was computed as $600 and was reclassified upon exercise from contributed surplus to capital stock.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

Omnibus Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaces the 2022 Plan and establishes an RSU and option plan providing the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees, and consultants. It is a long-term incentive plan that permits the grant of options and RSUs (together, the “Awards”). The purpose of the plan is to promote share ownership of eligible individuals to align the interests of such individuals with the interest of the Company’s shareholders.

Under the Omnibus Plan, eligible persons may be allocated a number of Awards as the board deems appropriate, with vesting provisions also to be determined by the board. Upon vesting, eligible participants shall be entitled to receive cash or common shares from treasury to satisfy all or any portion of a vested RSU award. The expiry date of options granted pursuant to the Omnibus Plan is set by the board and must not be later than ten periods from the date of grant.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant.

Restricted Share Units

On April 30, 2024, a consultant of the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

On May 7, 2024, several consultants of the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

The following details the changes in outstanding RSUs for the three months ended May 31, 2024:

Number of RSUs
Outstanding, March 1, 2023	—
Granted during the period	—
Vested and exercised during the period	—
Outstanding, May 31, 20243	—

Outstanding, March 1, 2024	3,074,298
Granted during the period	430,000
Vested and exercised during the period	(880,799)
Outstanding, May 31, 2024	3,074,298

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The following is a summary of RSUs outstanding and exercisable as of May 31, 2024:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
December 15, 2026	2,273,898	—
December 15, 2027	800,400	—
	3,074,298	—

For the three months ended May 31, 2024, the Company recorded $469,446 of share-based compensation related to the vesting of RSUs (May 31,2023 - $Nil).

Options

The following details the changes in outstanding options for the three months ended May 31, 2024:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2023	6,225,000	0.3
Issued during the period	832,000	0.70
Cancelled during the period	(225,000)	0.35
Outstanding as at May 31, 2023	6,832,000	0.35

Outstanding, February 29, 2024	9,893,000	0.37
Issued during the period	250,000	0.40
Outstanding, May 31, 2024	10,143,000	0.37

The following is a summary of options outstanding and exercisable as of May 31, 2024:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
June 27, 2024	25,000	25,000	0.7	0.08
September 30, 2024	183,000	183,000	0.7	0.33
February 22, 2026	3,075,000	2,306,250	0.25	1.73
February 22, 2026	2,850,000	2,137,500	0.35	1.73
September 01, 2026	750,000	375,000	0.70	2.25
December 29, 2026	410,000	—	0.40	2.58
April 16, 2027	250,000	—	0.40	2.88
December 29, 2028	2,600,000	—	0.40	4.58
	10,143,000	5,026,750

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

For the three months ended May 31, 2024, the Company recorded $296,472 of share based compensation related to the vesting of options (2023 - $542,805). The fair value of options was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages
Share price	$0.30
Dividend yield	Nil
Exercise price	$0.40
Risk-free interest rate	4.09%
Expected volatility	100%
Expected expiration	3.00

Warrants

The following details the changes in outstanding warrants for the three months ended May 31, 2024:

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at February 28, 2023	6,547,477	0.49
Issued during the period	1,607,789	1.20
Exercised during the period	(65,383)	0.28
Outstanding as at May 31, 2023	8,089,883	0.65

Outstanding, February 29, 2024	16,962,927	0.54
Issued during the period	—	—
Outstanding, May 31, 2024	16,962,927	0.54

The following is a summary of warrants outstanding and exercisable as at May 31, 2024:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
August 23, 2024	80,640	80,640	0.25	0.23
December 31, 2025	10,024,498	10,024,498	0.50	1.58
April 24, 2026	1,607,789	1,607,789	1.25	1.92
December 31, 2028	5,250,000	2,625,000	0.40	4.58
	16,962,927	14,337,927

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

12.	Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Key management personnel compensation is comprised of:

	For the three months ended
	May 31, 2024 $	May 31, 2023 $
Share based compensation	485,894	194,472
Management fees	—	144,000
Professional fees	—	65,000
Directors’ fees	—	43,200
Financing fees	99,774	—
Consulting fees	—	30,000
	585,668	476,672

There are no amounts owed to related parties as of May 31, 2024.

The financing fee relates to warrants granted by the Company to key management personnel pursuant to the Credit Facility with the management. Further details may be found in Note 8.

13.	Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and cash equivalents, and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

			As at May 31, 2024
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	1,691,673	—	—	1,691,673
Long-term investments			134,687	134,687

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $1,691,673. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at May 31, 2024, has $1,651,673 in cash and cash equivalents and $40,000 in restricted cash and $528,735 in financial liabilities, which represents the Company's maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one period. As at May 31, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

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FIRST PHOSPHATE CORP.

Notes to the Condensed Interim Financial Statements

May 31, 2024

(Expressed in Canadian Dollars)

(Unaudited)

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of May 31, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,350. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

(c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

14.	Capital Risk Management

The Company considers its capital to be comprised of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the periods ended May 31, 2024. The Company is not subject to externally imposed capital requirements.

15.	Segmented Information

The Company has one operating segment involved in the exploration of mineral properties. All of the Company's operations and long-lived assets for the three months ended May 31, 2024 were in Canada.

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